

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2010

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110

Re: Roadrunner Transportation Systems, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-152504
Filed on April 30, 2010

Dear Mr. DiBlasi,

       We have reviewed your responses to the comments in our letter dated April 28, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1.   Please file as correspondence on EDGAR your supplemental response letter to us dated April 26, 2010 and the related attached Appendices.

Capitalization Table, page 19

2.   Reference is made to footnote (j). Please further clarify to indicate, if true, that the amount reflects the addition of $123.5 million in *net* proceeds from the IPO, plus the reclassification impact from the conversion of your Class A common stock, Class B common stock, and Series B convertible preferred stock into the newly issued common stock, partially offset by the approximately $2.2 million adjustment of the carrying value…as described in footnote (f).

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Prior to effectiveness of the Form S-1 Registration Statement, please include an unrestricted auditors' report in the filing, along with an unrestricted Exhibit 23 of the accountants' consent.

Age of Financial Statements

4.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

5.	Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

              Sincerely,

              Amanda Ravitz
              Branch Chief -- Legal

cc: Bruce E. Macdonough, Esq.
       Brandon F. Lombardi, Esq.
       Greenberg Traurig, LLP
       Via facsimile (602) 445-8100